SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 04 June 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

June 4, 2010

CHAIRMAN AND CEO GIVE ASSURANCE THAT BP WILL
MEET ITS OBLIGATIONS IN GULF OF MEXICO

BP's Chairman Carl-Henric Svanberg and Group Chief Executive Tony Hayward told shareholders today that the company's response to the Gulf of Mexico oil spill is their top priority, along with rebuilding trust and confidence in BP and ensuring that such an accident never happens again. Both Svanberg and Hayward expressed their deep regret and sorrow for the tragedy.

Svanberg underscored the company's commitment to mitigating damage from the oil spill
.
"
The Board of BP has been clear from the outset that all resources available to the company should be applied to meeting BP's responsibilities in addressing these events," he said. "The task is by no means complete and we have a long way to go. This is a tough job and Tony and the team continue to work relentlessly. They have all our support.

"In conjunction with the US authorities, a massive response has been mobilised which is focussed immediately on containing and stopping the flow of oil. We will also continue to apply all of the necessary resources to the aftermath, both in the clean-up operation and in remediation and payment of legitimate claims. These are our most critical and immediate tasks.
We will meet our obligations both as a responsible company and also as a necessary step to rebuilding trust in BP as a long term member of the business communities in the US and around the world. This is in the interest of all our stakeholders."

Turning to BP's financial position, Svanberg said
:
"It remains our aim as always to strike the right balance for shareholders between current returns through the dividend, sustained investment for long term growth and maintaining a prudent gearing level.
We will do all we can to protect and grow the value of the company in which you have invested.

"We fully understand the importance of our dividend to our shareholders. Future decisions on the quarterly dividend will be made by the Board, as they always have been, on the basis of the circumstances at the time. All factors will be considered and the decision taken in the long term interests of the shareholders.
"

In commenting on the significant financial costs of the incident, the company pointed out that:

·
BP has already spent over $1 billion in gross direct costs for the response, clean up and relief wells.
·
Spending at this rate is expected to continue for some time beyond successful completion of work to stop the flow of oil from the damaged well. Any fines and penalties would present additional costs.
·
The costs of containment, removal and clean up are likely to be largely complete in 2010.
·
The longer-term costs of environmental remediation, claims and litigation are not predictable at this stage, but they will be sizeable and are likely to be spread over many years.

Hayward assured shareholders that the company was prepared to meet those costs. "We will also meet our obligations to our employees, and to our other stakeholders, including hundreds of thousands of shareholders, and millions more savers in mutual and pension funds, who rely on their investment in BP as part of their financial security and in many cases their retirement income. The financial consequences of this incident will undoubtedly be severe, but BP is a strong company and we have weathered many storms before."

Hayward said: "
Everyone at BP is heartbroken by this event, by the loss of life and by the damage to the environment and to the livelihoods of the people of the Gulf Coast.  It should not have happened and we are bound and determined to learn every lesson to try and ensure it never happens again."

"We will stand by our obligations," he added. "We will halt this spill and put right the damage that has been done.  We will rebuild the confidence of the American people and the world in BP."

In its March presentation, prior to the Gulf of Mexico incident, BP indicated that its cash inflows and outflows were balanced at an oil price of around $60/barrel. "Under the current trading environment we are generating significant additional cash flow," Hayward said. "In addition, our gearing is currently below the targeted range, and our asset base is strong and valuable, with more than 18 billion barrels of proved reserves and 63 billion barrels of resources. All of this gives us significant flexibility in dealing with the costs of this incident."

Hayward announced that BP will create a separate stand-alone organisation to manage the long-term response once the spill is over. Managing Director Bob Dudley will lead this new organisation reporting directly to the Group Chief Executive.

"This step will ensure that we maintain focus on both the massive response effort and our duties towards our ongoing businesses," said Hayward.  "I remain personally committed to making this right."

BP Press Office London: +44 20 7496 4076
BP Press Office, US: +1 281 366 0265
www.bp.com

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 04 June 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary